EXHIBITS

EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Harvest-Vinccler Dutch Holding B.V.*	The Netherlands
HNR Energia B.V.	The Netherlands

The names of certain subsidiaries have been omitted in reliance upon Item 601(b)(21)(ii) of Regulation S-K.

*	All subsidiaries are wholly-owned by Harvest Natural Resources, Inc., except Harvest-Vinccler Dutch Holding B.V. which is indirectly owned 51 percent by Harvest Natural Resources, Inc.